[Letter head of Sutherland Asbill & Brennan LLP]
STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
Internet: steven.boehm@sutherland.com
January 6, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fifth Street Finance Corp. — Preliminary Proxy Statement
Dear Sir/Madam:
     On behalf of Fifth Street Finance Corp. (the “Company”), we transmitted for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934 the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) on January 6, 2010.
     If you have any questions or comments regarding the Proxy Statement, please do not hesitate to call Steven Boehm at (202) 383-0176 or Harry Pangas at (202) 383-0805.
Sincerely,
/s/ Steven B. Boehm
Steven B. Boehm